FORM NRSRO EXHIBIT #4 - ORGANIZATIONAL STRUCTURE
EGAN-JONES RATINGS COMPANY (May 24, 2016)


Board of Directors*
Operations
COO
Compliance
DCO
CEO/Ratings**
Ratings Review & Policy Committee (RRC)
Sales/Marketing
Accounting
Information Technology
EJ Proxy
CRF COO / Operations
Compliance Team
CRF Compliance
Sr. Rating Analysts
Rating Analysts, Modeling
Rating Analysts, Production
Admin, Curator
CRF CEO / Ratings***

* Board of directors consists of 3 members, 2 of which are Independent.
** EJR CEO oversees EJR Compliance.
*** CRF CEO oversees CRF Compliance. CRF ratings group provides non-NRSRO ratings.

61 Haverford Station Road ■ Haverford, Pennsylvania 19041 ■ 610.642.2411 ■ egan-jones.com